Forest Road Acquisition Corp.

1177 Avenue of the Americas, 5th Floor

New York, NY 10036

VIA EDGAR

May 3, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Blaise Rhodes

Rufus Decker

Taylor Beech

Mara Ransom

Re:	Forest Road Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed March 31, 2021

File No. 333-253136

Ladies and Gentlemen:

Forest Road Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 16, 2021, regarding the Amendment No. 1 to Registration Statement on Form S-4 submitted to the Commission on March 31, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Background of the Business Combination, page 112

1.

We note your revised disclosure in response to our prior comment 11 and reissue our comment in part. Please provide a summary of the financial, business, and legal due diligence questions that arose during your diligence meetings and disclose the concerns with respect to each item. In this regard, we note you currently list only the general categories of diligence done but do not disclose any specific material inquiries.

In response to the Staff’s comment, we have revised the disclosure on pages 115, 116, 117 and 118 of the Registration Statement.

2.

We reissue our prior comment 13 in part. Please identify the name of the professional advisor Forest Road engaged on December 17, 2020 to conduct certain tax, accounting and IT diligence matters, and please clarify if and how the roles of Guggenheim Securities and Greenhill differed in acting as financial advisors to Forest Road. Please also tell us whether any reports and presentations mentioned in this section fall within the purview of Item 4(b) of Form S-4, and if so, revise your disclosure to state as much and provide the information required by Item 4(b) of Form S-4.

We respectfully advise the Staff that Forest Road engaged the advisor, one of the Big “4” accounting firms, to provide certain tax, accounting and IT diligence services. The advisor did not reach any valuation conclusions with respect to the transaction or provide any recommendations to Forest Road’s management or board of directors with respect to the valuation of the transaction or evaluate the financing for the transaction. In addition, the advisor did not participate in any meetings of the board of directors in connection with the transaction or make any recommendations to the board of directors as to whether the transaction was favorable. Furthermore, the advisor did not provide Forest Road with any report, opinion or appraisal that was material to the transaction within the scope of Item 4(b) of Form S-4 and the Registration Statement does not reference any report, opinion or appraisal provided to Forest Road by the advisor. Accordingly, we respectfully advise the Staff that we do not believe that Forest Road is required to identify the advisor by name in the Registration Statement. In response to the remainder of the Staff’s comment, we have revised the disclosure on page 115 of the Registration Statement. Supplementally, we respectfully advise the Staff that the materials mentioned in this section do not fall within the purview of Item 4(b) of Form S-4.

3.

We note your revised disclosure in response to our prior comment 12 that Forest Road did not change its view of the $2.9 billion enterprise valuation after reviewing information regarding the December Sale and the assumed $1.5 billion valuation in that transaction. Please discuss how and why Forest Road came to that conclusion.

In response to the Staff’s comment, we have revised the disclosure on page 119 of the Registration Statement.

4.

Please include a more detailed discussion of how Forest Road arrived at the $2.9 billion enterprise valuation for the Target Companies. In this regard, we note your disclosure that you considered multiple valuation methods, market multiples for generally comparable companies, and “other information previously discussed with Guggenheim.” It also appears that the Board took into account the valuation “relative to publicly listed companies and recent precedent transactions in the private market with certain characteristics comparable to Beachbody.” Please discuss the specific valuation methods that were ultimately relied upon, any specific companies compared, and the actual metrics for such comparison.

In response to the Staff’s comment, we have revised the disclosure on pages 123, 124 and 125 of the Registration Statement.

Certain Projected Financial Information, page 125

5.

We note that your response letter indicates Myx’s financial projections are included on pages 122 and 125, yet it does not appear such disclosure was included. Please revise to include such projections or tell us why you do not believe it is necessary to do so.

In response to the Staff’s comment, we respectfully advise the Staff that Beachbody’s financial projections under Certain Projected Financial Information section includes Myx as disclosed in Note (1) to the table on page 128 of the Registration Statement.

Certain Benefits of the Company’s Directors and Officers and Others in the Business Combination, page 126

6.

We note your revised disclosure in response to our prior comment 6 and reissue our comment in part. Please include a discussion of Raine’s interests in the transaction arising from its role as Beachbody’s financial advisor, given its position as a stockholder of Beachbody and purchaser of Beachbody shares in the December Sale. We also note you have included disclosure regarding certain benefits of Forest Road’s directors and officers and others in the business combination. Please include comparable disclosure for the directors and officers of Beachbody and Myx. Refer to Item 18(a)(5)(i) of Form S-4.

In response to the Staff’s comment, we have revised the disclosure on pages 6, 28 and 130 of the Registration Statement.

Business of Beachbody, page 191

7.

We note your revised disclosure in response to our prior comment 18 that you use DAU/MAU and the number of streams to support your statement that you have some of the most successful programs in the fitness industry. To put these internal numbers in context, please disclose what the industry standards are for each metric and further clarify whether “streams” is calculated the same as Total Streams, which is defined elsewhere in your filing.

In response to the Staff’s comment, we have revised the disclosure on pages 36, 195, 212 and 218 of the Registration Statement.

8.

We note your revised disclosure in response to our prior comment 20 that you believe that the pricing of the Myx products and subscriptions is less than its significant competitors. Please revise to also include a comparison for the classes offered by Beachbody.

In response to the Staff’s comment, we have revised the disclosure on page 197 of the Registration Statement.

Description of Securities, page 258

9.

You disclose in this section that the Class X Common Stock is not entitled to dividends and that the Class A Common Stock has a liquidation preference over the Class X, yet the proposed charter filed as Annex B-1 and the disclosure elsewhere in your filing provide that the Class X Common Stock has the same economic rights as the Class A Common Stock and that liquidating distributions will be distributed pro rata. Please revise for consistency.

In response to the Staff’s comment, we have revised the disclosure on pages 255, 258 and 259 of the Registration Statement.

The Beachbody Company Group, LLC Consolidated Financial Statements Consolidated Statements of Mezzanine Equity and Members’ Equity, page F-26

10.

We have reviewed your response to comment 28 and the revisions to your financial statements to correct the error. Please revise your 2019 financial statements to label them as restated and provide the disclosures required by ASC 250-10-50-7.

In response to the Staff’s comment and in consultation with Beachbody’s auditors, we have revised the disclosure on pages F-28, F-51 and F-52 of the Registration Statement.

1. Organization, Business and Summary of Accounting Policies Segments, page F-38

11.	We are still reviewing your response to comment 29 and may have additional comments.

In response to the Staff’s comment, we have revised the disclosure on pages 219, 221, 222, F-40, F-62 and F-63 of the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Joshua Englard, Esq., at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,
/s/ Keith L. Horn
Keith L. Horn
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP